

March 1, 2022

Douglas MacLeod
Chairman and President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, Illinois 60527

> **Re: CNH Capital Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed February 24, 2022**
> **File No. 333-262954**

Dear Mr. MacLeod:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance